Exhibit 99.1

News Release

November 13, 2020

Turquoise Hill announces financial results and review of operations for the third quarter of 2020

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced its financial results for the period ended September 30, 2020. All figures are in U.S. dollars unless otherwise stated.

“Despite ongoing challenges related to the COVID-19 pandemic, Oyu Tolgoi posted another excellent quarter from a safety, productivity and underground development perspective. The open pit continued to operate uninterrupted, and first sustainable production is now trending towards the earlier months of the previously guided range of October 2022 to June 2023, with a revised base case of October 2022. Our thanks also go to the Government of Mongolia for its continued support and cooperation in helping Oyu Tolgoi remobilise the required specialist resources back into the country.

Our Oyu Tolgoi Technical Report (OTTR) issued in late August has provided further evidence of Oyu Tolgoi’s progress towards becoming a Tier 1 asset that is on track to become one of the largest copper mines in the world with first quartile cash costs. As part of the Financing MoU that we signed with Rio Tinto we have also provided clarity on our funding plan which prioritizes incremental funding by way of debt and/or hybrid financing over equity funding for the eventual balance of Oyu Tolgoi’s funding requirements. We are actively engaging with market participants to source attractive and executable financing options designed to be in the best interests of Oyu Tolgoi and our shareholders.

We look forward to the pending definitive estimate solidifying Turquoise Hill as one of the premiere copper related investments in the world,” stated Ulf Quellmann, Chief Executive Officer of Turquoise Hill.

HIGHLIGHTS

•	Oyu Tolgoi’s commitment to safety is evidenced by an AIFR of 0.17 per 200,000 hours worked for the nine months ended September 30, 2020, which includes an outstanding Q3 AIFR of 0.03.

•	In Q3’20, the Oyu Tolgoi open pit continued to operate uninterrupted and produced 36,286 tonnes of copper and 36,743 ounces of gold.

•

Copper production remains on track to achieve guidance of 140,000 to 170,000 tonnes, while forecast 2020 gold production is trending towards the higher end of the previously announced 155,000 to 180,000 ounce range.

•	Q3’20 mill throughput was 0.3% higher compared to Q3’19 due to slightly higher mill availability.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•

Revenue of $264.4 million in Q3’20 increased 26.4% from $209.2 million in Q3’19. Copper revenue increased by 29.5% driven by higher sales volumes and a 12.5% increase in average copper price. Gold revenue increased by 16.6% driven by a 29.7% increase in average gold price partly offset by lower volumes of gold in concentrate sold.

•

Income for the period was $161.7 million compared with $45.1 million in Q3’19. This difference was primarily due to a $55.2 million increase in revenue versus Q3’19 together with $86.1 million of additional deferred tax assets recognized in Q3’20 versus Q3’19. Income attributable to owners of Turquoise Hill in Q3’20 was $128.6 million or $0.64 per share, compared with $71.7 million or $0.36 per share in Q3’19.

•

Cash generated from operating activities before interest and taxes in Q3’20 was $89.2 million, versus $13.1 million used in operating activities in Q3’19, primarily due to a $61.5 million improvement in gross margin resulting from higher sales revenue, together with more favourable movements in working capital.

•	2020 capital expenditure guidance on a cash-basis for open-pit operations has been reduced to approximately $60 million to $70 million from $70 million to $90 million.

•	In Q3’20, cost of sales was $2.22 per pound of copper sold and C1 cash costs[1] were $1.48 per pound of copper produced. All-in sustaining costs[1] were $1.88 per pound of copper produced.

•

Total operating cash costs[1] of $181.4 million in Q3’20 increased 3.6% from $175.1 million in Q3’19, principally due to higher royalty costs resulting from higher sales revenue, partially offset by lower milling costs.

•

Total operating cash costs[1] and C1 cash costs[1] guidance ranges for 2020 are based upon estimated costs of sales of $2.10 to $2.50 per pound of copper sold. Operating cash costs[1] guidance remains at $780 million to $830 million. C1 cash costs[1] guidance range has been reduced to $1.30 - $1.70 per pound of copper produced from $1.60 - $2.00 per pound of copper produced.

•	During Q3’20, underground development spend was $242.1 million, resulting in total project spend since January 1, 2016 of approximately $4.2 billion.

•

As at September 30, 2020, Turquoise Hill has $1.3 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q2’22.

•

On September 9, 2020, Turquoise Hill and Rio Tinto plc (Rio Tinto) signed a non-binding Memorandum of Understanding (MOU) concerning the funding of Oyu Tolgoi that reflects the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections, and further to seek to raise supplemental senior debt (SSR) in the aggregate amount of up to $500 million.

•

Overall, underground lateral development has now reached 48,604 eqm, and progress continues broadly in line with expectations set forth in the Oyu Tolgoi Technical Report filed on August 28, 2020 (OTTR20).

1 Please refer to Section – NON-GAAP MEASURES – on page 18 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•

All surface infrastructure required for first sustainable production is complete and the team is focused on the safe and efficient delivery of the critical underground Material Handling System 1 (MHS1). The balance of project infrastructure to be delivered post the completion of MHS1 is not needed for first sustainable production; however, it is needed to support the production ramp-up profile and the life of mine production capacity.

•

Although shafts 3 and 4 continue on care and maintenance, some commissioning activities have advanced in preparation for shaft sinking, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress will require the remobilisation of international shaft-sinking specialists, and subject to local border restrictions, preparation is underway to mobilise these contractors and commence sinking before the end of Q4’20. The review of the impacts of the shaft 3 and 4 delays are ongoing, but first sustainable production is not anticipated to be affected. We will communicate any implications, particularly for Panel 1 and Panel 2 ramp-ups that shaft 3 and 4 will support, at an appropriate time.

•

Preliminary indications from the definitive estimate process are that first sustainable production is trending towards the earlier months of the previously guided range of October 2022 to June 2023, including a base case of October 2022, and that the forecast development capital cost remains within the range of $6.6 to $7.1 billion with a base case of $6.8 billion. Turquoise Hill is undertaking an independent technical assurance process into the preliminary definitive estimate communicated by the manager. The cost and schedule range assumes an easing of travel restrictions and COVID-19 related controls from the time of reporting, which will continue to be monitored and reviewed.

•

During Q3’20, Turquoise Hill built an exploration team, employing six skilled personnel to add to the Ulaanbaatar-based technical services team. Turquoise Hill is well-placed to be a leader of exploration in South Gobi by harnessing the experience and knowledge of the new team together with our established in-country presence.

•

Subsequent to the end of the quarter, on November 4, 2020, the Company announced that it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with Rio Tinto International Holdings Limited (RTIHL) relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

•

The Company recognises the unprecedented situation surrounding the ongoing COVID-19 pandemic. Turquoise Hill has established a business resiliency team and is closely monitoring the effect of the COVID-19 pandemic on its business, operations and our people and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances. See the “RISKS AND UNCERTAINTIES” section of the Company’s management discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2020 (the Q3 2020 MD&A).

OPERATIONAL OUTLOOK FOR 2020

Oyu Tolgoi production guidance from both the open pit and the commencement of processing of underground development material remains within the ranges of 140,000 to 170,000 tonnes of copper and 155,000 to 180,000 ounces of gold respectively, with gold production trending towards the higher end of the range.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Although the mid-point of the 2020 copper production range guidance is higher than 2019 production, lower gold production is expected for 2020 compared to 2019. This is due to the need to mine through lower gold grade material on the periphery of the South West pit as Phase 4B sinks towards the highest gold and copper grades lower in the pit. Initiatives implemented by Oyu Tolgoi have thus far been successful in bringing forward into 2020 the higher gold bearing ore that was previously scheduled to be mined in 2021, and this is expected to continue through the remainder of the year. Even assuming these initiatives bear success in 2020, the Company has maintained its 2021 gold production outlook. Mill throughput for 2020 is expected to be approximately 40 million tonnes.

Operating cash costs2 and C1 cash costs2 for 2020 are based upon an estimated costs of sales of $2.10 to $2.50 per pound of copper sold. Operating cash costs2 for 2020 are expected to be $780 million to $830 million. C1 cash costs2 are expected to be in the range of $1.30 to $1.70 per pound of copper produced, reduced from $1.60 to $2.00 per pound of copper produced, where unit cost guidance assumes the midpoint of expected 2020 copper and the high end of gold production ranges and commodity price assumptions of $2.74 per pound of copper and $1,837 per ounce gold. C1 cash costs2 guidance range has been reduced due to the impact of gold production which is expected to trend towards the higher end of the 155,000 to 180,000 ounce range as well as the impact of improved gold price estimates.

Capital expenditure for 2020 on a cash-basis is expected to be approximately $1.0 billion to $1.1 billion for the underground development.

Capital expenditure for 2020 on a cash-basis for open-pit operations has been reduced to approximately $60 million to $70 million from $70 million to $90 million due primarily to a deferral of projects into 2021.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground development capital includes both expansion capital and VAT.

2021 OUTLOOK

Production in 2021 is expected to remain in a range of 170,000 to 200,000 tonnes of copper, and 500,000 to 550,000 ounces of gold as we continue to transition to the higher grade ore in the lower benches of the southwest pit and continue to increase the amount of underground development material processed.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

2 Please refer to Section – NON-GAAP MEASURES – on page 18 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2020 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q3’20, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 12,500, of which 93% were Mongolians.

SELECTED FINANCIAL METRICS (1)

	Three months ended			Nine months ended
($ in millions, unless otherwise noted)	3Q 2020	3Q 2019	Change %	9 months 2020	9 months 2019	Change %

Revenue	264.4	209.2	26.4%	673.1	944.6	(28.7%)

Income (loss) for the period	161.7	45.1	--	253.0	(586.4)	--

Income (loss) attributable to owners of Turquoise Hill	128.6	71.7	--	246.4	(263.5)	--

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.64	0.36	--	1.22	(1.31)	--

Revenue by metals in concentrates

Copper	198.7	153.4	29.5%	517.3	609.7	(15.2%)

Gold	61.1	52.4	16.6%	145.3	324.8	(55.3%)

Silver	4.6	3.4	35.3%	10.5	10.1	4.0%

Cost of sales	168.0	174.2	(3.6%)	495.9	568.0	(12.7%)

Production and delivery costs	125.7	137.8	(8.8%)	367.5	433.9	(15.3%)

Depreciation and depletion	42.2	34.9	20.9%	128.3	134.1	(4.3%)

Capital expenditure on cash basis	254.5	329.2	(22.7%)	817.5	989.4	(17.4%)

Underground	242.1	296 .8	(18.4%)	783.6	885.2	(11.5%)

Open pit (2)	12.4	32.4	(61.7%)	33.9	104.2	(67.5%)

Proceeds from per-production revenue	(18.5)	-	100.0%	(26.1)	-	100.0%

RoyaIities	15.5	11.1	39.6%	40.0	51.5	(22.3%)

Operating cash costs (3)	181.4	175.1	3.6%	550.3	579.9	(5.1%)

Unit costs ($)

Cost of sales (per pound of copper sold)	2.22	2.44	(9.0%)	2.25	2.19	2.7%

C1 (per pound of copper produced) (2)	1.48	2.14	(30.8%)	1.72	1.12	53.6%

All-in sustaining (per pound of copper produced) (3)	1.88	2.84	(33.8%)	2.13	1.82	17.0%

Mning costs (per tonne of material mined) (3)	1.93	1.87	3.2%	1.78	2.00	(11.0%)

Mlling costs (per tonne of ore treated) (3)	5.90	6.92	(14.7%)	6.06	7.03	(13.8%)

G&A costs (per tonne of ore treated)	2.98	2.97	0.3%	3.05	3.23	(5.6%)

Cash generated from (used in) operating activities	77.6	6.1	1,172.1%	(28.6)	141.9	(120.2%)

Cash generated from operating activities before interest and tax	89.2	(13.1)	780.9%	125.4	299.4	(58.1%)

Interest paid	0.7	2.5	(72.0%)	146.2	220.8	(33.8%)

Total assets	13,087	12,787	2.3%	13,087	12,787	2.3%

Total non-current financial liabilities	4,390	4,411	(0.5%)	4,390	4,411	(0.5%)

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2) Open-pit capital expenditure includes both sustaining and non-underground development activities.

(3) Please refer to NON-GAAP MEASURES – on page 18 of of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Q3’20 vs Q3’19

•

Revenue of $264.4 million in Q3’20 increased 26.4% from $209.2 million in Q3’19. Copper revenue increased by 29.5% driven by higher sales volumes and a 12.5% increase in average copper price. Gold revenue increased by 16.6% driven by a 29.7% increase in average gold price partly offset by lower volumes of gold concentrate sold.

•

Cost of sales in Q3’20 of $168.0 million decreased 3.6% versus $174.2 million in Q3’19 due to a 9.0% decrease in the unit cost of sales per pound of copper sold, partly offset by a 6.9% increase in the volume of concentrate sold.

•	Q3’20 unit cost of sales of $2.22 per pound of copper sold decreased 9.0% from $2.44 in Q3’19 reflecting improved head grades and lower milling costs[3] benefitting from the processing of softer ore.

•

Income in Q3’20 was $161.7 million compared with $45.1 million in Q3’19. This difference was primarily due to a $55.2 million increase in revenue versus Q3’19 together with $86.1 million of additional deferred tax assets recognized in Q3’20 versus Q3’19. Income attributable to owners of Turquoise Hill in Q3’20 was $128.6 million or $0.64 per share, compared with $71.7 million or $0.36 per share in Q3’19.

•

Capital expenditure on a cash basis in Q3’20 was $254.5 million compared to $329.2 million in Q3’19, and is comprised of $242.1 million attributed to the underground project and $12.4 million to open-pit activities.

•

Total operating cash costs[3] of $181.4 million in Q3’20 increased 3.6% from $175.1 million in Q3’19. This was principally due to higher royalty costs resulting from higher sales revenue partially offset by lower milling costs.

•

Oyu Tolgoi’s C1 cash costs[3] of $1.48 per pound of copper produced decreased 30.8% from $2.14 in Q3’19, primarily reflecting the impact of the 27.8% increase in copper production from Q3’19 to Q3’20. This had a positive impact on the unit cost basis for both operating cash costs[3] per pound of copper produced and C1 cash costs[3] per pound of copper produced. The remaining decrease in C1 cash costs[3] per pound of copper produced in Q3’20 was due to ongoing cost savings initiatives and lower milling costs.

•

All-in sustaining cost[3] of $1.88 per pound of copper produced in Q3’20 decreased 33.8% from $2.84 in Q3’19. Similar to C1 cash costs[3], the decrease was primarily due to the positive impact of the increased copper production on a unit cost basis. In addition, all-in sustaining costs[3] in Q3’20 were further impacted by lower sustaining capital expenditure. This was then partly offset by higher royalty costs resulting from the higher sales revenue in Q3’20 compared to Q3’19.

•

Mining costs[3] of $1.93 per tonne of material mined in Q3’20 increased 3.2% from $1.87 in Q3’19. The increase was mainly due to lower total material mined together with higher mine maintenance service costs and higher consumables costs.

•

Milling costs[3] of $5.90 per tonne of ore treated in Q3’20 reduced 14.7% from $6.92 per tonne of ore treated in Q3’19. The decrease was mainly due to lower consumption of grinding balls and reagents, lower power

3 Please refer to Section – NON-GAAP MEASURES – on page 18 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

costs benefitting from a weaker Chinese yuan, and lower maintenance service costs due to the planned major plant shutdowns for 2020 taking place in Q2’20 versus in Q3’19.

•	G&A costs per tonne of ore treated of $2.98 in Q3’20 was consistent with $2.97 per tonne of ore treated in Q3’19.

•

Cash generated from operating activities before interest and taxes was $89.2 million in Q3’20, an increase from $13.1 million used in operating activities in Q3’19, primarily due to a $61.5 million improvement in gross margin resulting mainly from higher sales revenue, together with more favourable movements in working capital.

OYU TOLGOI

Safety performance and COVID-19 Response

Oyu Tolgoi’s safety performance improved with AIFR decreasing from 0.22 per 200,000 hours worked for the six months ended June 30, 2020 to 0.17 per 200,000 hours worked for the nine months ended September 30, 2020, with the AIFR for the quarter 0.03 per 200,000 hours worked. In addition to the continued commitment to reducing health and safety risks and injury at Oyu Tolgoi, preventing the spread of COVID-19 is a key priority for Oyu Tolgoi and Turquoise Hill. While the open pit and ore processing operations at Oyu Tolgoi have continued to operate uninterrupted despite COVID-19, the unprecedented impact of this pandemic has seen restrictions imposed by the Government of Mongolia on travel and movement of goods and people both across and within its borders, and these circumstances have made it difficult for teams from Oyu Tolgoi, Rio Tinto and our construction partners to access the site. Restrictions imposed on total personnel numbers at site and excellent lateral development productivity allowed the redeployment of lateral development crews onto critical materials handling infrastructure construction activities in Q3’20 in order to minimise any potential COVID-19 impacts. Crews being redeployed away from lateral development activities, resulted in an associated reduction in lateral development equivalent metres however this reprioritisation of work is anticipated to impact first sustainable production. Forty expatriates returned to Mongolia in July, which marked the first time personnel from outside of Mongolia were able to travel to the site since the onset of the pandemic. Further flights are planned in order to return the required specialists to site with two additional flights having arrived in early November. COVID-19 related impacts to production and ramp-up from the affected infrastructure will be included in the definitive estimate due later in Q4’20.

On November 11, 2020, two cases of COVID-19 were reported in Ulaanbaatar. As a consequence, the local authorities have taken steps to minimise transmission and announced initial restrictions until November 17, 2020, including a temporary halt on domestic flights which includes travel to and from the Oyu Tolgoi mine site. As a result, although OT operations and Project work continues, COVID-19 restrictions in place at site are being reviewed in conjunction with the relevant authorities. At this early stage the situation is still under assessment and further information will be provided as required.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Key operational metrics for Q3’20 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	Three months Ended				Nine months ended
	3Q 2020	3Q 2019	Change	9 months 2020	9 months 2019	Change

Open pit material mined (‘000 tonnes)	23,979	24,844	(3.5%)	74,032	73,195	1.1%

Ore treated (‘000 tonnes)	10,072	10,040	0.3%	30,606	29,689	3.1%

Average mill head grades:

Copper (%)	0.45	0.37	21.6%	0.45	0.46	(2.2%)

Gold (g/t)	0.21	0.14	50.0%	0.18	0.34	(47.1%)

Silver (g/t)	1.22	1.03	18.4%	1.19	1.16	2.6%

Concentrates produced (‘000 tonnes)	168.5	131.3	28.3%	502.9	552.1	(8.9%)

Average concentrate grade (% Cu)	21.5	21.7	(0.9%)	21.5	21.7	(0.9%)

Production of metals in concentrates:

Copper (‘000 tonnes)	36.3	28.4	27.8%	108.0	113.4	(4.8%)

Gold (‘000 ounces)	37	26	42.3%	94	218	(56.9%)

Silver (‘000 ounces)	219	191	14.7%	645	677	(4.7%)

Concentrate sold (‘000 tonnes)	167.9	157.0	6.9%	488.1	567.2	(13.9%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.4	32.4	6.2%	99.9	117.6	(15.1%)

Gold (‘000 ounces)	34	35	(2.9%)	84	249	(66.3%)

Silver (‘000 ounces)	201	207	(2.9%)	566	652	(13.2%)

Metal recovery (%)

Copper	78.9	75.1	5.1%	77.4	80.3	(3.6%)

Gold	53.7	54.7	(1.8%)	51.0	66.2	(23.0%)

Silver	54.6	56.0	(2.5%)	54.0	59.6	(9.4%)

Copper production in Q3’20 increased 28% compared to Q3’19 due to a planned increase in head grade as the open pit moves deeper into the higher grade Phase 4B area of the open pit.

Gold production in Q3’20 increased 43% over Q3’19 due to increased head grade as the open pit moves deeper into the higher grade Phase 4B of the open pit.

Q3’20 mill throughput was slightly higher than Q3’19 due to slightly higher mill availability and an increased milling rate associated with softer ore.

Underground development

On May 13, 2020, Turquoise Hill announced a new block cave mine design for Panel 0. Preliminary indications from the definitive estimate process are that first sustainable production is trending towards the earlier months

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

of the previously guided range of October 2022 to June 2023, including a base case of October 2022, and that the forecast development capital cost remains within the range of $6.6 to $7.1 billion, with a base case of $6.8 billion. The cost and schedule range assumes an easing of travel restrictions and COVID-19 related controls from the time of reporting, which will continue to be monitored and reviewed. Turquoise Hill is undertaking an independent technical assurance process into the preliminary definitive estimate communicated by the manager. Turquoise Hill’s assurance and approvals program related to the definitive estimate is underway and expected to be completed in Q4’20. On July 2, 2020, Turquoise Hill announced completion of the 2020 Oyu Tolgoi Feasibility Study (OTFS20) incorporating the revised mine design and updated Mineral Reserves and Mineral Resources. On August 28, 2020, Turquoise Hill filed an updated technical report based on OTFS20.

The definitive estimate is scheduled to be completed before the end of 2020 and is expected to provide an update to the Panel 0 boundaries informed by optimisation and further review of geotechnical data, minimising the exposure of drawpoints to the lower fault area. Turquoise Hill is undertaking an independent technical assurance review of the indications and findings of the definitive estimate communicated by the manager.

Although Shafts 3 and 4 continued on care and maintenance during Q3’20, preparation activities for the resumption of sinking activities are underway, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress in this regard will require the remobilsation of international shaft-sinking specialists, which the Company expects will occur before the end of Q4’20, subject to local border restrictions which currently remain in place to help curb the spread of COVID-19. During Q3’20, strategic redeployment of lateral development crews to essential underground material handling infrastructure work, including the construction of primary crusher one, was undertaken in order to support the pathway to sustainable first development and minimise any COVID-19 related schedule impacts.

Underground development continued with a focus on productivity gains in the most critical development areas, progressing 4.7 total equivalent kilometres and completing 14.3 thousand cubic metres of mass excavation during Q3’20. Since the restart of underground development, 48.6 total equivalent kilometres and 183.4 thousand cubic metres of mass excavation have been completed. The following table provides a breakdown of the various components of completed development since project restart:

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
2020	15.7	14.5	28.2
Total	48.6	41.2	183.4

Notes:

Totals may not match due to rounding.

* Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
2020	3.0	2.6	10.1
Total	12.0	10.9	26.6

Note: Totals may not match due to rounding.

Oyu Tolgoi spent $242.1 million on the underground development during Q3’20. Total underground project spend from January 1, 2016 to September 30, 2020 was approximately $4.2 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalised management services payment and excludes capitalised interest and capitalised revenue. In addition, Oyu Tolgoi had contractual obligations4 of $0.6 billion

4 Please refer to Section – NON-GAAP MEASURES – on page 18 of this press release for further information.

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as at September 30, 2020. Since the restart of project development up to September 30, 2020, Oyu Tolgoi has made underground commitments exceeding $3.5 billion to Mongolian vendors and contractors.

Underground drilling and orebody characterisation work is near completion for Panel 0 and the northern area of Panel 2, which will be the next area to be mined. Work has now shifted to the remaining central and southern portions of Panel 2 and Panel 1. During Q3’20, 6033 metres of underground and 11519 metres of surface drilling was completed. The drilling is multi-purpose and includes cover holes and cave tracker beacon holes in addition to holes for geology and geotechnical data collection. Data collection and assessment is being prioritised to complete assessments in line with mining progression. Due to the size of Panel 2, a decision has been made to consider the area as three mining zones assisting with efficiency in assessment and design updates. Drilling, data collection and analysis is expected to continue through 2021 and into 2022 with significant progress on a design review and update for the north and central areas of Panel 2 expected in H2’21. Broader Studies for P1 and P2 South are also progressing and include assessments of recoverability of the structural pillars incorporated into OTTR20.

Block caves are initiated by the drilling and blasting of a narrow slice of rock above the extraction horizon, known as the undercut. The undercut is developed across the entire ore body with “drawbells” excavated on the extraction level beneath the undercut. The drawbells serve as a place for caving rock to flow into and are designed for production equipment to load from. Due to the friability of the ore body, the ore above the undercut caves and flows into the drawbells. The void created in the ore removal process allows gravity to continue forcing the ore body downward.

The commencement of the undercut in 2021 is a key milestone and it is critical to ensure that, once commenced, the undercut and drawpoint construction continues unimpeded. This will require both technical support, such as confidence in commissioning dates for the materials handing system, as well as the achievement of non-technical criteria. We are working with Oyu Tolgoi and other stakeholders to ensure that critical supporting aspects for a successful project are in place prior to commencing the undercut.

In Q1’20, Oyu Tolgoi submitted a Resources and Reserves update for registration as required pursuant to local regulatory requirements in Mongolia. The expert review of this document continues and the required OTFS20 Feasbility Study Update is complete and awaiting acceptance and endorsement by the regulator.

Work on the project has continued to progress despite COVID-19 controls and ongoing international travel restrictions issued by the Government of Mongolia. Forty expatriates returned to Mongolia in July - the first time this has been possible since the onset of the pandemic. Further flights are planned in order to return the required specialists to site to continue progressing the underground project , with two additional flights having arrived in early November.

EXPLORATION UPDATE

During Q3’20, Turquoise Hill built an exploration team, employing six skilled personnel to add to the Ulaanbaatar-based technical services team. The primary focus of the exploration team is to complete work on Turquoise Hill’s existing licenses and to provide a pipeline of discoveries, which will be critical to the achievement of its long-term strategy. Turquoise Hill will now be reporting exploration activities on a quarterly basis. Turquoise Hill is well-placed to be a leader of exploration in South Gobi by harnessing the experience and knowledge of this new team and our established in-country presence.

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Over the years Turquoise Hill-owned companies have held multiple exploration licenses in the region. These licenses were either relinquished or sold following exploration programs and assessments. In recent times, Turquoise Hill’s exploration efforts have focused on the 50-100km “Buffer Zone” surrounding Turquoise Hill’s current mining leases. Turquoise Hill currently holds two exploration licenses within the Buffer Zone, these are Bag and Od-2.

During Q3’20, the exploration team mobilised to our Bag license to undertake a geophysical survey. There are currently about 25 people on site which includes our team members and contractors. The survey will be completed in Q4’20 and the results will be processed and interpreted over the following months.

Consistent with the way we work, Turquoise Hill sets out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long term commitment. Our newly-formed exploration team has re-engaged with the host communities on our licenses to identifiy issues important to them and areas our teams can contribute meaningfully. One example of this has been our team’s ability to secure additonal hay for local livestock that were at risk over the winter due to poor local conditions for pasture.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at September 30, 2020, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.0 billion, including accrued interest of $1.6 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at September 30, 2020, the cumulative amount of such funding was $1.3 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.8 billion.

As at September 30, 2020, Turquoise Hill has $1.3 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q2’22. This expectation has improved due mainly to improved commodity price estimates, continued focus on operating cost savings and other optimisation efforts as well as updated assumptions regarding the impacts of COVID-19 on our operations.

On September 9, 2020, Turquoise Hill and Rio Tinto signed the non-binding MOU concerning the funding of Oyu Tolgoi reflecting the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections, including by deferring scheduled principal repayments and extending tenors (Re-profiling). The MOU reflected the parties’ understanding with respect to the raising of SSD, the process for identifying and considering other funding options, and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between Turquoise Hill and Rio Tinto. Such options include additional debt

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from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction.

A successful Re-profiling would reduce the currently projected funding requirements of Oyu Tolgoi by up to US$1.4 billion and extend political risk mitigation.

The MOU also provided that Turquoise Hill and Rio Tinto would seek to raise SSD in the form of amortizing term loans to Oyu Tolgoi in the aggregate amount of up to US$500 million from selected international financial institutions. Under the terms of its existing project finance facility, Oyu Tolgoi LLC is permitted to arrange up to $1.6 billion of SSD, subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions.

Turquoise Hill will continue to prioritise funding by way of debt and/or hybrid financing over equity funding for the eventual balance of Oyu Tolgoi’s funding requirements. Pursuant to the MOU, Rio Tinto has advised Turquoise Hill that it does not currently support, or expect to consent to, additional debt or other non-equity sources of funding at Turquoise Hill or Oyu Tolgoi, other than as provided for above. Rio Tinto has committed in the MOU to consider all reasonable financing proposals presented to it by Turquoise Hill, subject to the parties’ respective rights and obligations under the existing agreements between them.

To the extent that the funding gap to complete the Oyu Tolgoi underground project is not eliminated by the Re-profiling, the raising of additional SSD, and additional debt and/or hybrid financing, Turquoise Hill and Rio Tinto have acknowledged that the balance of the funding gap will need to be satisfied by way of a TRQ equity offering. In the MOU, the parties have recorded their shared objective of ensuring that any required equity offering is completed not less than 90 days prior to Turquoise Hill becoming unable to meet its obligations as they become due.

If the Re-profiling is achieved and SSD in the amount of US$500 million is raised but no other debt or hybrid financing option is successfully completed, Turquoise Hill estimates that it would need to raise additional equity of at least US$ 1.1 billion. If the Re-profiling is not achieved and no additional debt (including SSD) or hybrid financing is completed, Turquoise Hill expects that it would need to raise additional equity of at least US$3.0 billion (based on the same assumptions).

Each of these aforementioned funding options, if implemented, would have the effect of reducing the Company’s incremental funding requirement. However, successful implementation of such options is subject to achieving alignment with the relevant stakeholders (including Rio Tinto, existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. As there appears to be a difference of views between the parties as to their respective rights and obligations with respect to the financing process, the Company has commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of relevant agreements with Rio Tinto and a related party relating to their role and obligations to support the Company in seeking additional financing for the project. The arbitration process is confidential and is expected to take between three and five months to reach a decision. The arbitrator’s decision will be final and binding on the parties.

In the meantime, as contemplated in the MOU, the Company is actively advancing its evaluation of financing options for the project that could address the funding gap, in whole or in part. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction. It is expected that details of the Company’s preferred funding options will be presented to Rio Tinto for consideration in accordance with the MOU prior to December 31, 2020.

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Going forward, Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•	the manner in which the amended PSFA is ultimately implemented; and
•	developments in the ongoing dispute with the Mongolian Tax Authority, with respect to which formal international arbitration proceedings were initiated.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require. Turquoise Hill currently estimates its base case incremental funding requirement to be $3.0 billion (compared to $3.6 billion estimated in the Company’s Q2’20 earnings release), taking into consideration improved metal price assumptions for copper and gold over the peak funding period as well as the preliminary findings of the Definitive Estimate, which assumes:

•	first sustainable production trending toward the earlier months of the guided range of October 2022 to June 2023, including a target base case of October 2022;
•	Forecast development capital cost remaining within the range of $6.6 to $7.1 billion with a base case of $6.8 billion;
•	easing of travel restrictions and COVID-19 related controls; and
•	reduction in schedule contingency due to a combination of project stage and completion of engineering and analysis work streams.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors, many of which are outside the Company’s control, including:

•

the amount of development capital required to bring the underground mine into production, assuming the upper or lower end of the capital cost range, as noted above, would have either a favourable or unfavourable impact on the base case incremental funding requirement;

•

the timing of sustainable first production and ramp-up profile and their impact on cash flows . Assuming the upper or lower end of the range for first sustainable first production, as noted above, would have either a favourable or unfavourable impact on the base case incremental funding requirement;

•

the manner in which the amended PSFA is ultimately implemented (the base case assumes the construction of a state-owned power plant (SOPP) will be financed by the Government of Mongolia, as contemplated by the PSFA Amendment; if one of the alternatives to SOPP available under the PSFA amendment, such as an Oyu Tolgoi-based, coal-fired power plant, is ultimately implemented, this could significantly increase the base case incremental funding requirement);

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of sustaining capital requirements;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;

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•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	the final outcomes of the definitive estimate and potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.0 billion base case estimate and such variance may be significant.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes Oyu Tolgoi LLC. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi mine power supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the Chinese power generation company.

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government

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of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to fund and construct SOPP at Tavan Tolgoi.

On June 26, 2020, Oyu Tolgoi LLC and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a Power Purchase Agreement for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi LLC-led coal-fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

The Company remains of the opinion that Oyu Tolgoi LLC has now paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Parliamentary Resolution 92

Upon completion of the Mongolian Parliamentary Working Group’s review of certain contractual agreements with the Government of Mongolia that underpin Turquoise Hill’s investment in the Oyu Tolgoi copper-gold mine, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the Underground Plan and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty.

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Representatives from Turquoise Hill and Rio Tinto have engaged in discussions with representatives of the relevant newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in the Resolution.

Anti-Corruption Authority information requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

In July 2020, Oyu Tolgoi LLC advised the Company that the ACA investigation had been concluded and the first instance criminal court had sentenced certain former Government officials.

The Investment Agreement framework was authorised by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Class Action Complaint

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act and Rule 10b-5 thereunder. The Company believes that the complaint against it is without merit. See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s MD&A for the year ended December 31, 2019.

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CORPORATE ACTIVITIES

2020 Oyu Tolgoi Technical Report

On August 28, 2020, the Company filed an updated technical report for Oyu Tolgoi prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure of Mineral Projects and CIM definition standards for Mineral Resources and Mineral Reserves (2014). The 2020 Oyu Tolgoi Technical Report (2020 OTTR) was prepared with the assistance of AMC Consultants Pty Ltd, and superseded the Oyu Tolgoi Technical Report dated October 14, 2016.

Board appointment

On September 18, 2020, the Company announced the resignation of director Alan Chirgwin, effective September 17, 2020, and the appointment of Alfie Grigg to the Company’s Board of Directors, effective September 18, 2020.

Completion of share consolidation

Subsequent to the end of the quarter, on October 1, 2020, the Company announced that it was proceeding with the previously-approved consolidation (reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares and on October 23, 2020, the consolidation was implemented, effective as of 5:00 p.m. (Eastern Standard Time) on the same date. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,430 shares. Proportionate adjustments were made to the Company’s outstanding performance share units, restricted share units and deferred share units. The Company’s Common Shares commenced trading on both the NYSE and the TSX on a post-consolidation basis at market open on Monday, October 26, 2020 under their existing ticker symbols.

Commencement of Arbitration with Rio Tinto International Holdings Limited

Subsequent to the end of the quarter, on November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with Rio Tinto International Holdings Limited (RTIHL) and a related party relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders

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with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

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A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cost of sales	167,991	174,188	495,871	567,978
Cost of sales: $/lb of copper sold	2.22	2.44	2.25	2.19
Depreciation and depletion	(42,268)	(34,944)	(128,340)	(134,119)
Provision against carrying value of copper-gold concentrate	-	(1,493)	-	40
Change in inventory	(1,702)	(14,868)	18,182	(42,711)
Other operating expenses	49,909	40,835	144,713	169,078
Less:
- Inventory(write-down) reversal	252	6,197	2,611	1,765
- Depreciation	(629)	(2,373)	(4,579)	(6,004)
Management services payment to Turquoise Hill	7,885	7,569	21,839	23,864
Operating cash costs	181,438	175,112	550,297	579,891
Operating cash costs: $/lb of copper produced	2.27	2.80	2.31	2.32
Adjustments to operating cash costs (1)	3,086	14,442	15,732	35,609
Less: Gold and silver revenues	(65,700)	(55,783)	(155,790)	(334,906)
C1 costs ($’000)	118,824	133,771	410,239	280,594
C1 costs: $/lb of copper produced	1.48	2.14	1.72	1.12

All-in sustaining costs (Stated in $000’s dollars)
Corporate administration	6,496	3,640	21,068	13,943
Asset retirement expense	(3,076)	2,100	(145)	6,163
Royaltyexpense	15,505	11,134	39,960	51,596
Ore stockpile and stores write-down (reversal)	(252)	(6,197)	(2,611)	(1,765)
Other expenses	603	804	4,069	1,063
Sustaining cash capital including deferred stripping	12,420	32,518	33,913	104,373
All-in sustaining costs ($’000)	150,520	177,770	506,493	455,966
All-in sustaining costs: $/lb of copper produced	1.88	2.84	2.13	1.82

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined in Q3’20 are calculated by reference to total mining costs of $45.9 million (Q3’19: $46.5 million) and total material mined of 23.8 million tonnes (Q3’19: 24.9 million tonnes).

Milling costs per tonne of ore treated in Q2’20 are calculated by reference to total milling costs of $59.4 million (Q3’19: $69.7 million) and total ore treated of 10.1 million tonnes (Q3’19: 10.1 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	September 30, 2020	December 31, 2019

Inventories (current)	$185,656	$175,719

Trade and other receivables	32,059	27,047

Trade and other payables:

- trade payables and accrued liabilities	(292,250)	(389,476)

- payable to related parties	(79,422)	(65,903)

Consolidated working capital	$(153,957)	$(252,613)

Contractual obligations

The following section of this press release discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this press release and in the Company’s Q3 2020 MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The presentation of contractual obligations here and in the Company’s Q3 2020 MD&A is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at September 30, 2020 to the financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations
(Stated in $000’s of dollars)

Commitments (MD&A)	$4,347,375	$589,218	$336,617	$320,362	$21,303	$225,993
Cancellable obligations		(467,128)		(173,965)	-	-
(net of exit costs)
Accrued capital expenditure		(84,860)	84,860	-	-	-
Discounting and other adjustments	(144,732)	-		-	(4,619)	(114,732)
Financial statement amount	$4,202,643	$37,230	$421,477	$146,397	$16,684	$111,261

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this press release and in the Company’s Q3 2020 MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Sep-30 2020	Jun-30 2020	Mar-31 2020	Dec-31 2019

Revenue	$264.4	$278.0	$130.7	$221.4

Income for the period	$161.7	$72.3	$19.0	$109.5

Income attributable to owners of Turquoise Hill	$128.6	$72.6	$45.2	$113.1

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.64	$0.36	$0.22	$0.56

	Quarter Ended
	Sep-30 2019	Jun-30 2019	Mar-31 2019	Dec-31 2018

Revenue	$209.2	$382.7	$352.7	$346.2

Income (loss) for the period	$45.1	$(736.7)	$105.2	$95.0

Income (loss) attributable to owners of Turquoise	$71.7	$(446.5)	$111.2	$101.0

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.36	$(2.22)	$0.55	$0.50

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended September 30,	Nine Months Ended September 30,
Note	2020	2019	2020	2019

Revenue	4	$264,520	$209,189	$673,146	$944,617
Cost of sales	5	(167,991)	(174,188)	(495,871)	(567,978)
Gross margin	96,529	35,001	177,275	376,639

Operating expenses	6	(49,909)	(40,835)	(144,713)	(169,078)
Corporate administration expenses	(6,496)	(3,640)	(21,068)	(13,943)
Other income (expenses)	(250)	(1,751)	1,550	771
Impairment charges	10	-	-	-	(596,906)
Income (loss) before finance items and taxes	39,874	(11,225)	13,044	(402,517)

Finance items
Finance income	7	1,590	25,693	16,214	87,584
Finance costs	7	(1,503)	(3,987)	(4,828)	(7,714)
87	21,706	11,386	79,870
Income (1oss) from of operations before taxes	$39,961	$10,481	$24,430	$(322,647)

Income and other taxes	121,803	34,591	228,608	(263,763)
Income (loss) for the period	$161,764	$45,072	$253,038	$(586,410)

Attributable to owners of Turquoise Hill Resources Ltd.	128,612	71,730	246,380	(263,548)
Attributable to owner of non-controlling interest	33,152	(26,658)	6,658	(322,862)
Income (loss) for the period	$161,764	$45,072	$253,038	$(586,410)

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	$0.64	$0.36	$1.22	$(1.31)

Basic weighted average number of shares outstanding (000’s)	17	201,231	201,231	201,231	201,23	1

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Income (loss) for the period	$161,764	$45,072	$253,038	$(586,410)

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	283	(2,353)	410	(2,962)
Other comprehensive income (loss) for the period (a)	$283	$(2,353)	$410	$(2,962)

Total comprehensive income (loss) for the period	$162,047	$42,719	$253,448	$(589,372)

Attributable to owners of Turquoise Hill	128,895	69,377	246,790	(266,510)
Attributable to owner of non-controlling interest	33,152	(26,658)	6,658	(322,862)
Total comprehensive income (loss) for the period	$162,047	$42,719	$253,448	$(589,372)

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2020 (2019: nil).

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2020	2019	2020	2019

Cash generated from (used in) operating activities before interest and tax	16	$89,252	$(13,050)	$125,445	$299,356

Interest received		2,393	22,347	19,591	68,457
Interest paid		(658)	(2,518)	(146,176)	(220,843)
Income and other taxes paid		(13,277)	(715)	(27,426)	(5,068)
Net cash generated from (used in) operating activities		$77,710	$6,064	$(28,566)	$141,902

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	-	260,000	511,284	790,000
Expenditures on property, plant and equipment		(254,510)	(329,166)	(817,540)	(989,449)
Proceeds from pre-production revenue		18,498	-	26,091	-
Purchase of other financial assets		(383)	-	(383)	-
Other investing cash flows		859	-	1,106	-
Cash used in investing activities		$(235,536)	$(69,166)	$(279,442)	$(199,449)

Cash flows from financing activities
Net proceeds from project finance facility		-	-	-	1,511
Repayment of project finance facility		-	-	(1,545)	-
Payment of project finance fees		-	-	-	(107)
Proceeds from bank overdraft facility		-	25,000	-	25,000
Payment of lease liability:		(341)	(1,925)	(4,240)	(5,738)
Cash generated from (used in) financing activities		$(341)	$23,075	$(5,785)	$20,666

Effects of exchange rates on cash and cash equivalents		544	80	980	88
Net decrease in cash and cash equivalents		$(157,623)	$(39,947)	$(312,813)	$(36,793)

Cash and cash equivalents - beginning of period		$1,496,795	$1,606,221	$1,651,985	$1,603,067
Cash and cash equivalents - end of period		1,339,172	1,566,274	1,339,172	1,566,274
Cash and cash equivalents as presented on the balance sheets		$1,339,172	$1,566,274	$1,339,172	$1,566,274

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents	8	$1,339,172	$1,651,985
Inventories	9	185,656	175,719
Trade and other receivables		32,059	27,047
Prepaid expenses and other assets		69,493	99,671
Receivable from related party	18	-	511,284
		1,626,380	2,465,706

Non-current assets
Property, plant and equipment	10	10,614,929	9,782,647
Inventories	9	36,482	28,985
Deferred income tax assets	13	794,599	534,078
Other financial assets		15,062	10,978
		11,461,072	10,356,688
Total assets		$13,087,452	$12,822,394

Current liabilities
Borrowings and other financial liabilities	12	$44,277	$26,547
Trade and other payables	11	421,477	466,206
Deferred revenue		46,911	27,896
		512,665	520,649

Non-current liabilities
Borrowings and other financial liabilities	12	4,175,050	4,187,270
Deferred income tax liabilities	13	103,893	79,180
Decommissioning obligations	14	111,261	104,238
		4,390,204	4,370,688
Total liabilities		$4,902,869	$4,891,337

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,889	1,558,811
Accumulated other comprehensive loss		(403)	(813)
Deficit		(3,575,509)	(3,821,889)
Equity attributable to owners of Turquoise Hill		9,415,099	9,168,231
Attributable to non-controlling interest	15	(1,230,516)	(1,237,174)
Total equity		$8,184,583	$7,931,057
Total liabilities and equity		$13,087,452	$12,822,394

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2020	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the period	-	-	-	246,380	246,380	6,658	253,038
Other comprehensive income for the period	-	-	410	-	410	-	410
Employee share plans	-	78	-	-	78	-	78
Closing balance	$11,432,122	$1,558,889	$(403)	$(3,575,509)	$9,415,099	$(1,230,516)	$8,184,583

Nine Months Ended September 30, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy	-	-	-	(1,122)	(1,122)	(579)	(1,701)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,714)	$8,409,084
Loss for the period	-	-	-	(263,548)	(263,548)	(322,862)	(586,410)
Other comprehensive loss for the period	-	-	(2,962)	-	(2,962)	-	(2,962)
Employee share plans	-	443	-	-	443	-	443
Closing balance	$11,432,122	$1,558,707	$(2,118)	$(3,934,980)	$9,053,731	$(1,233,576)	$7,820,155

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against the Company; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the amount of any funding gap to complete the Oyu Tolgoi Project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the definitive estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaint filed against the Company; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section of the Q3 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q3 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com